UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049268

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ALTO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 Potterstown Road
(No. and Street)

Lebanon (City) New Jersey (State) 08833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman Foster (781) 780-7069
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gordon I Miller, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Alto Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gordon I Miller, Jr. Managing Principal

Sworn and subscribed to before me this 25th day of February, 2015.

TONI JAY-CHOYNAKE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES DEC. 29, 2016

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i).
(x)	(p)	Management's assertion letter regarding (k)(2)(i)

Alto Securities, LLC

December 31, 2014

Table of Contents

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alto Securities, LLC

We have audited the accompanying financial statements of Alto Securities, LLC, (the "Company") (a New York Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alto Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2015

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets	
Cash	$ 18,050
Assets on deposit	264
Pre-paid asset	6,255
Total Assets	$ 24,569
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	$ 6,576
Total Liabilities	6,576
Member's Equity	17,993
Total Liabilities and Member's Equity	$ 24,569

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2014	For the Period January 6, 2010 (Inception) to December 31, 2013	For the Cumulative Period January 6, 2010 (Inception) to December 31, 2014
Expenses			
Regulatory fees	$ 6,801	$ 21,261	$ 28,062
Occupancy	9,964	74,946	84,910
Legal and professional fees	42,831	59,135	101,966
Consulting	--	33,770	33,770
Office expenses	2,000	14,991	16,991
Other	4,665	9	4,674
Total Expenses	66,261	204,112	270,373
Provision for Income Taxes	--	--	--
Net Loss	$ (66,261)	$ (204,112)	$ (270,373)

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD JANUARY 6, 2010 (INCEPTION) TO DECEMBER 31, 2014

Balance - January 6, 2010 (Inception)	$ --
Capital contributions - March 29, 2010	3,500
Capital contributions - April 5, 2010	2,500
Capital contributions - May 11, 2010	150,000
Capital contributions - October 29, 2010	45,000
Capital contributions - July 29, 2013	69,750
Net loss	(204,112)
Balance - December 31, 2013	66,638
Capital contributions - July 29, 2014	3,095
Capital contributions - August 13, 2014	4,521
Capital contributions - November 18, 2014	10,000
Net loss	(66,261)
Balance - December 31, 2014	$ 17,993

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2014	For the Period January 6, 2010 (Inception) to December 31, 2013	For the Cumulative Period January 6, 2010 (Inception) to December 31, 2014
Cash Flows (Used) by Operating Activities			
Net loss	$ (66,261)	$ (204,112)	$ (270,373)
Changes in operating assets and liabilities:			
Assets on deposit	(4,209)	(2,045)	(6,254)
Pre-paid asset	7,315	(7,579)	(264)
Accrued expenses	1,489	5,086	6,575
Total Adjustments	4,595	(4,538)	57
Net Cash (Used) by Operating Activities	(61,666)	(208,650)	(270,316)
Cash Provided by Financing Activities			
Capital contributions	17,616	270,750	288,366
Net (Decrease) Increase in Cash	(44,050)	62,100	18,050
Cash - Beginning	62,100	--	--
Cash - Ending	$ 18,050	$ 62,100	$ 18,050

Supplemental Disclosure of Cash Flow Information

Interest	$ --	$ --	$ --
Income taxes	$ --	$ --	$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

Alto Securities, LLC (a development stage company) (the "Company") was organized on January 6, 2010 in the State of Delaware as a limited liability company for the purpose of providing financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly-owned subsidiary of Lindenkohl Holdings, LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company requested withdrawal as a broker-dealer and submitted Form BDW with an effective date of January 28, 2015.

The accompanying financial statements have been prepared in accordance with Accounting Standards Codification ("ASC") 915, "Development Stage Entities." The Company's statements of operations, member's equity and cash flows for the year ended December 31, 2014 represent the financial information cumulative from inception as required by ASC 915.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned. The Company did not earn any revenues during 2014.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents at December 31, 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions occurring through February 20, 2015, the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements. The Company submitted its withdrawal as a broker-dealer to FINRA and submitted Form BDW with an effective date of January 28, 2015.

INCOME TAXES

No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the parent company as the parent company files consolidated returns with Alto Securities, LLC. The Parent is also responsible for a NYC unincorporated business tax.

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. There are no deferred income taxes at December 31, 2014.

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its parent. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners. Each owner is responsible for the tax liability, if any, related to its proportionate share of the Parent's taxable income

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 420-10-1 (formerly SFAS No. 5, "Accounting for Contingencies").

Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provisions for federal or state income taxes have been included in the report.

Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is subject to its share of the consolidated group's New York City Unincorporated Business Tax.

NOTE 3 - FAIR VALUE

The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. The Company does not have any monetary assets to which FASB ASC 820-5-1 might apply.

NOTE 4 - CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. At December 31, 2014, the Company had net capital of $11,474, which exceeded required net capital by $6,474, and a total aggregate indebtedness of $6,576. The Company's aggregate indebtedness to net capital ratio was 0.57 to 1 at December 31, 2014.

Advances, dividend payments, and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company had a services agreement with its Parent, under which the Parent provides various administrative services in the ordinary course of business in exchange for receiving a service fee. During the year ended December 31, 2014, service fees of approximately $13,564 was charged to the Company for services rendered by the Parent. These charges have been included as components of occupancy and office expenses.

The Company's parent agrees to financially assist the Company and is committed to provide such funds as needed to operate the business. During the year ended December 31, 2014, the Company received $17,616 of capital contributions.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is not involved in any legal proceedings which are not in the ordinary course of business.

ALTO SECURITIES, LLC
(A Development Stage Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Net Capital		
Total member's equity	$ 17,993	
Deductions and Charges		
Non-allowable assets	(6,519)	
Net Capital		$ 11,474
Aggregate Indebtedness (A.I.)		
Accrued expenses	$ 6,576	
Total Aggregate Indebtedness		$ 6,576
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 438
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 6,474
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)		$ 10,817
Ratio of A.I. to Net Capital		57.31%

There are no differences from the Net Capital calculation shown above and the Net Capital calculation as filed on Form X-17A-5.

See Independent Auditors' Report.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the MemberS of
Alto Securities, LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Alto Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Alto Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2015

Alto Securities, LLC

Assertions Regarding Exemption Provisions

I, as a member of management of Alto Securities, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Alto Securities, LLC

By: [signature]

Gordon I. Miller, Jr

Managing Principal

February 10, 2015